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                       UNITED STATES                  -----------------------
            SECURITIES AND EXCHANGE COMMISSION              OMB APPROVAL
                  Washington, D.C. 20549              -----------------------
                                                      OMB Number: 3235-0058
                        FORM 12B-25                   Expires: March 31, 2006
                                                      Estimated average burden
                                                      hours per response....2.50
                NOTIFICATION OF LATE FILING           -----------------------
                                                      -----------------------
                        (Check one):                      SEC FILE NUMBER
                                                             011-15489
                                                      -----------------------




                  |X| Form 10-K |_| Form 20-F |_| Form 11-K
           |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR


                          For Period Ended: 12/31/2005

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                                  EPIXTAR CORP.
                                  -------------
                             Full Name of Registrant


                                       N/A
                                       ---
                            Former Name if Applicable


                       11900 BISCAYNE BOULEVARD, SUITE 700
                       -----------------------------------
            Address of Principal Executive Office (Street and Number)


                              MIAMI, FLORIDA 33181
                              --------------------
                            City, State and Zip Code

================================================================================
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                       PART II -- RULES 12B-25(B) AND(C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


            NEW AUDITORS FOR THE COMPANY WERE UNABLE TO COMPLETE THE FINANCIAL STATEMENTS IN THE PRESCRIBED TIME REQUIRED FOR THE FILING OF THE REPORT.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        IRVING GREENMAN              305                   503-8600
        ---------------              ---                   --------
           (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    We estimate that our revenue for the year ended December 31, 2005 will be approximately $36,227,413, an increase of $18,492,546 or 104.3% over the same period last year and our net loss of the year end December 31, 2005 will be approximately 21,639,134 compared to 9,728,926 for the same last year.
                                  EPIXTAR CORP.
                                  -------------
                  (Name of Registrant as Specified in Charter)
         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: 3/31/06           By:  /s/ Irving Greenman
                                     -----------------------------------------
                                     Irving Greenman
                                     TitlePresident and Chief Financial Officer